Exhibit 99.1

HeadHunter Announces Receipt of Notice of Delisting from Nasdaq Delisting

MOSCOW, Russia, March 20, 2023 – HeadHunter Group PLC (Nasdaq: “HHR”, MOEX: “HHRU”) (“HeadHunter,” “we” or the “Company”), announces that on March 15, 2023, the Company received a written notice (the “Delisting Notice”) from the listing qualifications department staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, in accordance with Nasdaq Listing Rule 5101, the Staff has determined to delist the Company’s American Depositary Shares, each representing one ordinary share of the Company (the “ADSs”), from Nasdaq.

In reaching its decision, the Staff indicated that its determination was based on the ongoing geopolitical events and their potential impact on the Company, and that the Delisting Notice was issued in reliance on Nasdaq’s discretionary authority under Nasdaq Listing Rule 5101 to delist securities “based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.”

We believe that we have been and remain in full compliance with all applicable reporting obligations and qualitative and quantitative listing criteria of Nasdaq and met all additional requests for disclosure by Nasdaq since the suspension of trading on February 28, 2022.

The Company intends to request a hearing before a Nasdaq Hearings Panel (the “Hearing Panel”) to appeal the Delisting Notice. The Delisting Notice indicates that the Company’s hearing request will stay the delisting of the Company’s securities pending the conclusion of the hearing process. Consequently, the Company’s ADSs will remain listed on Nasdaq at least until the Hearing Panel renders a decision following the hearing. There can be no assurance that the Hearing Panel’s decision will grant the Company’s request for continued listing on Nasdaq.

Trading of the Company’s ADSs was suspended by Nasdaq on February 28, 2022 and remains suspended. The trading suspension is not affected by the receipt of the Delisting Notice or the appeal to the Hearing Panel. The Company’s ADSs continue to be registered under the U.S. Securities Exchange Act of 1934, as amended, and the Company is current in its reporting obligations.

The trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual.

The Delisting Notice does not impact HeadHunter’s business operations or financial position, and we remain focused on maintaining business growth. Neither the Company nor any of its subsidiaries is directly subject to any sanctions imposed by authorities of the United States, the United Kingdom, the European Union or other countries.

Contacts:

Investor Inquiries

Telman Shagants

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the delisting of our ADSs from Nasdaq and a potential appeal to a Hearings Panel, as well as statements, that include the words “expect,” “intend,” “plan,” “believe,” “ “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, macroeconomic and global geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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